TBC CORPORATION

2 0 0 1

ANNUAL REPORT

Proven Strategy . . .

Leadership . . .

Results . . .


TBC
Revenue
Growth
$1 Billion
1998
1999
2000
2001


TOURING SUV
COUNTRY

About TBC Corporation

TBC Corporation is one of the nation's largest marketers of tires for the automotive replacement market, through a multi-channel marketing strategy. The Company's retail operations include more than 180 company-operated Tire Kingdom retail centers and over 500 tire and service centers franchised by Big O Tires. TBC also markets on a wholesale basis to regional retail tire chains and regional distributors serving independent tire dealers throughout the United States and in Canada and Mexico.

The Company principally markets tires under its own proprietary, well-established brand names. TBC is the nation's largest marketer of private brand tires, with a private brand market share more than twice that of the next largest competitor. TBC's tire brand names include Multi-Mile, Cordovan, Big O, Sigma and the recently added Vanderbilt/Turbo-Tech line.

TBC's multi-channel distribution network creates a solid platform for future revenue expansion and supports growth rates significantly better than industry competitors. In the last three years, TBC's revenues have increased at a 16% compound annual rate, almost ten times the industry growth rate. In 2001, revenues were up 12% and exceeded $1 billion for the first time. The Company has set aggressive long-term performance goals - $1.5 billion in revenues and $40 million in earnings within five years. Future revenue growth should come from expansion of the Company's retail store networks, gains in same-store retail sales and expanded wholesale and retail product offerings. Enhanced earnings should also result from continued improvements in operating efficiencies as well as greater control of TBC's branded tire sales at the retail level.

Table of Contents

Financial Highlights

(In thousands, except per share amounts)	**2001**	2000	1999	1998	1997
Net Sales	**$1,009,278**	$902,740	$743,050	$646,135	$642,852
Net Income	**21,010**	18,724	17,939	16,894	19,700
Diluted Earnings Per Share	**.98**	.88	.85	.75	.84
EBITDA	**60,145**	53,456	44,674	40,926	44,984
Assets	**462,960**	451,567	348,683	333,790	264,948
Long-Term Debt	**101,000**	113,531	47,000	59,653	67,647
Stockholders' Equity	**194,319**	174,052	156,382	138,431	134,187
Book Value Per Share	**9.25**	8.31	7.38	6.54	5.79

2001 Accomplishments

- Achieved record sales exceeding $1 billion
- Achieved a record high in diluted earnings per share of $0.98
- Expanded retail presence with the addition of 61 new stores
- Outperformed the industry by posting higher tire unit sales
- Increased sales of the Company's branded tires through its retail networks
- Added the Vanderbilt/Turbo-Tech line of private brand tires
- Reenergized the wholesale distribution business by establishing the TBC Private Brands Division


Net Income
(in millions)
$19.7
$16.9
$17.9
$18.7
$21.0
1997
1998
1999
2000
2001


Diluted EPS
(in dollars)
$0.84
$0.75
$0.85
$0.88
$0.98
1997
1998
1999
2000
2001


EBITDA
(in millions)
$45.0
$40.9
$44.7
$53.5
$60.1
1997
1998
1999
2000
2001

Our goal in 2001 was to achieve the milestone mark of $1 billion in sales and we are proud to report that TBC not only met, but exceeded that goal. More importantly, we recorded solid earnings gains for the year despite the general economic downturn during the second half of 2001 and an industrywide decline in replacement tire sales during that same period. Industry tire pricing improved in 2001 and TBC was able to achieve meaningful gains in margins and gain positive momentum moving into 2002.

A strong contribution from our retail business led to growth in net sales of 12% in 2001. Retail sales benefited from the expansion of both our Big O Tires network of franchised tire and service centers as well as our Tire Kingdom chain of company-operated retail outlets, which we acquired in June 2000. A combined total of 61 new retail tire and service centers were added by these two retail systems during 2001. Our combined total of over 700 independent tire dealerships ranked as the largest such independent group in North America in 2001. Sales contributions from new and existing stores, combined with margin gains stemming from an improved sales mix, more than offset the additional costs associated with the new stores and helped generate a 12% increase in net income during 2001. This resulted in an 11% gain in diluted EPS, which grew to $0.98 per share from $0.88 per share a year ago. Excluding the impact of a $0.04 restructuring charge in 2000, diluted earnings per share in 2001 were 7% higher than in the prior year. TBC also enjoyed robust growth in EBITDA (earnings before interest, taxes, depreciation and amortization), which exceeded $60 million in 2001 compared to $53.5 million in the prior year. We view the strength of our EBITDA as a competitive advantage, in that it provides TBC with flexibility in funding many of our internal growth initiatives and pursuing accretive acquisitions.

Multi-Channel Marketing Strategy Drives Higher Sales and Earnings

TBC's favorable 2001 financial performance is further evidence that the strategies we are implementing to revitalize the company's growth are effective. Our objective is to capture more value from each tire sale by exercising greater control over the distribution channels of our tire brands. TBC is accomplishing this goal by utilizing a multi-channel marketing approach that strengthens our presence at both the wholesale and retail level. Strong wholesale distribution capabilities are essential to our business because wholesale channels link TBC with the independent tire retailers who represent the dominant force in replacement tire sales. We are one of only a handful of independent tire marketers worldwide generating sufficient sales volume to contract for long production runs with our tire manufacturing partners. As a result, TBC has exceptional purchasing power and cost advantages that are enabling us to capture greater market share.

In recent years, TBC has significantly strengthened our retail presence through the acquisition of the Tire Kingdom chain of retail stores and the expansion of our successful Big O Tires franchised store network. By growing our retail segment, the Company gains better control of brand distribution, increases the visibility of our proprietary brands and establishes a solid platform for growth in the replacement tire market. The replacement tire market generally performs better during economic downturns than the original equipment segment, since replacement demand is determined by vehicle usage and the number of vehicles on the road, both of which have been steadily rising for years.

Additional proof of the success of our multi-channel marketing approach is provided by trends in tire unit sales: TBC significantly outpaced the replacement tire industry as a whole in 2001 by posting a year-to-year gain compared to an industry decline of 4.4%.

New Store Openings Extend Retail Presence

We are especially pleased with the 2001 financial performance of our retail operations, which contributed an increasing percentage of our sales and income. Our Big O Tires network of franchised retail stores grew from 462 stores at the end of 2000 to 504 locations at December 31, 2001. In addition, Big O products were sold by 35 unaffiliated retail stores in British Columbia, Canada, bringing the total number of stores selling Big O products at the end of 2001 to 539. Our Tire Kingdom chain of company-owned stores also grew significantly. Tire Kingdom has added 34 new retail tire and automotive service centers since being acquired by TBC in June 2000, a rate of expansion higher than in any previous 18-month period. With 182 locations at the end of 2001, Tire Kingdom has solidified its position as the largest independent tire retailer in the southeastern United States and the fourth largest independent tire retailer in the nation. Tire Kingdom has an operational infrastructure and management team in place that should allow for continued growth in its store network with only moderate increases in administrative expenses.

Our extensive retail store networks are yielding significant benefits for TBC's brand management efforts, by improving our control over our proprietary brands of automotive, truck and SUV tires and the goodwill associated with those brand names. More than one of every four TBC branded tires sold in 2001 was sold through a company-owned or franchised retail outlet. Our goal is to further increase this percentage in future years, which in turn will help us build even closer relationships with our business partners and end-user customers.

Vanderbilt/Turbo-Tech Product Line Added

Independent tire retailers prefer sourcing through TBC because we provide quality products and complete product lines. We continually make key additions to our private brand tire lineup, which helps us forge closer ties with wholesale distributors, independent retailers and end-user customers alike. In 2001, TBC acquired the Vanderbilt/Turbo-Tech line of private brand tires, consisting of fourteen offerings in the domestic broad-line passenger, metric, performance and light truck categories. Tire distributors and dealers are increasingly relying upon well-supported, complete private-label brands to help them grow their businesses and improve their overall gross margins. The Vanderbilt/Turbo-Tech line provides them a unique new brand to add to their product lineup, without affecting the territory exclusivity that is so important to the success of our established Multi-Mile, Cordovan and Sigma brand lines.

Private Brands Division Formed

During 2001 TBC extended its position as the nation's leading marketer of private brand replacement tires, with a market share more than twice that of the next largest private brand competitor. We remain committed to building upon our market leadership, and formed a Private Brands Division in 2001 to spearhead that effort. The Private Brands Division joined our other three operating units — Big O Tires, Tire Kingdom and Carroll Tire — in having its own President and distinct marketing and operating presence within the company. The TBC Private Brands Division is led by Ken Dick, who previously served as the Company's Executive Vice President of Sales. This group directs marketing and sales initiatives for our proprietary private brand tire lines, Multi-Mile, Cordovan, Sigma and Vanderbilt/Turbo-Tech, and also oversees the marketing of Fulda and Sonar, two brands for which TBC has exclusive North American distribution rights. The brands marketed and distributed by the Private Brands Division offer a multitude of benefits to independent tire dealers, including a broad selection of proprietary products, superior order fill rates, brand-building merchandising support, high profitability and exclusive marketing territories. We are extremely pleased with the energy and renewed focus that the Private Brands Division has brought to our wholesale tire distribution business.

Wholesale Channel Extended along East Coast

The focus of our wholesale distribution activities is serving the nation's independent tire dealers, a group that accounted for a 58.5% share of the retail passenger tire market in 2001. To better serve these independent dealers, we further expanded our network of Carroll Tire wholesale distribution centers in 2001 by opening two new locations in Virginia and one in Maryland. These three new wholesale centers benefit from their close proximity to our North Carolina master distribution center and bring the total number of Carroll Tire locations to 24, stretching from New England to Florida. The geographic footprint of the Carroll Tire wholesale distribution network is similar to that of Tire Kingdom's retail centers and we are looking for ways to take advantage of this synergy as we further expand Tire Kingdom.

Results Fuel Three-Fold Improvement in Share Price

The expansion of our retail network, new products and extended distribution capabilities helped TBC to achieve sizable revenue and earnings gains in 2001. Equally as important, the stock market finally took notice of the consistent performance TBC racked up quarter after quarter, and our share price vaulted from less than five dollars at the beginning of the year to over 13 dollars at December 31, 2001, a 193% gain. In comparison, the S&P 500, a major index used by many investors as a measurement of the overall stock market, posted a 10% decline in 2001. I'm grateful to our long-time investors who have stayed the course and am pleased to see them being rewarded for their patience. It is my personal belief that the best is yet to come.

2002 Outlook

One of the many fallouts of the events of September 11 is the official acknowledgement that the United States is in the midst of tough economic times, and that businesses must work harder and smarter to obtain acceptable returns. During economic downturns, market leaders such as TBC fare better than newer, smaller competitors since leaders are positioned to provide a higher level of service by virtue of their superior purchasing power and other cost advantages. A sluggish economy accelerates consolidation within our industry by weeding out weak competitors and also creates opportunities for strong players such as TBC to increase market share and make acquisitions at more reasonable prices.

Last year was an especially difficult period for tire manufacturers, as each struggled with sales, earnings and share price. The problems of Firestone, the biggest business story in 2000, continued to make headlines in 2001 and consumers responded by placing renewed emphasis on trust and quality. Our franchised and company-owned outlets, as well as other independent tire dealers selling our private brand tires, certainly benefited from that increased attention. Their customer-centered focus and adherence to the highest standards of service, together with quality products, create a value proposition consumers want. In today's retailing environment, service, trust and convenience influence consumer purchasing decisions much more strongly than either brand or price. The dealer who grasps and executes this simple formula – quality products, superior service, trust and convenience – will prosper in 2002, regardless of the direction of the economy.

When independent tire dealers prosper, so does TBC. But, what are the benchmarks investors should use to measure the Company's progress in the coming year? First, look for TBC to expand our retail system by extending both our Big O Tires and Tire Kingdom store networks. Our goal is to add at least 20 new retail outlets to each network in 2002. Another goal is increasing same store sales and profitability for these retail systems. This will be accomplished at Tire Kingdom by expanding the range of mechanical services offered and extending our brand lines to give consumers more purchase options. At Big O, new marketing efforts will be initiated to build name recognition for the Big O brand. In addition, expanded product offerings by Big O will allow the franchised dealers to compete even more effectively in today's marketplace. In our private brands wholesale distribution business, product offerings will be expanded to include new and innovative tire lines and continued emphasis will be placed on operating efficiencies and cost containment. Finally, look for TBC to capitalize on accretive acquisition opportunities. There are many retail acquisition opportunities available and at least 50 independent tire dealers nationwide that we would consider as potential acquisition candidates. Our confidence in our business strategy and in the Company's future is reflected in the aggressive financial performance goals we have established – achieving $1.5 billion in revenues and $40 million in earnings within the next three to five years. We are pleased with the progress made this past year and are looking forward to new challenges and opportunities in 2002.

Sincerely,

Lawrence C. Day

Lawrence C. Day
President and Chief Executive Officer

BIG O TIRES®


Historic and Planned Store Growth for Big O
454
462
504
524
1999
2000
2001
2002 (Est)

BIG O TIRES (Big O) operates the nation's largest network of franchised tire and automotive service centers. The network has grown from 396 stores in 1996, the year Big O was acquired by TBC, to 504 locations at December 31, 2001. A net total of 42 locations were added in 2001, the best year of growth in Big O's history. The Big O network of stores covers 19 states and has an especially strong presence in the western and midwestern United States.

Big O's unwavering commitment to excellence in customer service has provided a formidable platform for the franchise's growth. Since its inception, Big O has set itself apart from other tire retailers by providing customers with superior value and service. As part of its Premium Tire Service Policy, Big O dealers offer the consumer free tire mounting and balancing, plus free rotations and flat repairs over the life of a Big O branded tire. A free replacement warranty is given on all Big O brand passenger tires, which covers workmanship and material defects and road hazards for a minimum of three years and for the life of the tire in the case of many of Big O's premium tires. Big O branded tires represent the majority of tire sales by franchised Big O dealers, who also market major brands and other known brand names.

The value provided by Big O is recognized by consumers, who have rated the Big O brand #1 nationally in overall customer satisfaction during three of the last seven years, according to surveys conducted by J.D. Power and Associates. One of these J.D. Power and Associates studies indicates that Big O has the industry's highest percentage of repeat sales. A significant majority of existing Big O customers replace their old tires with new Big O tires.

One of the challenges in the coming year will be to heighten consumer awareness of the Big O value proposition beyond the current Big O customer. Marketing efforts will focus on building name recognition with consumers not familiar with the Big O experience. An important advantage the franchise has in creating an identity distinct from other tire retailers is the exclusivity of the Big O brand name. Most tire retailers carry similar brand names and inventories, forcing those retailers to compete on price alone. Big O stores are the exclusive marketers of the Big O brand tire and consumers cannot purchase tires with the Big O name anywhere else.

Another goal for Big O is increasing the size and geographic coverage of the retail store network. At least 20 additional stores are planned in 2002. These new stores, together with an increased contribution from recently-added locations, should fuel revenue gains in the coming year. Same store sales comparisons are likely to benefit as well, since many of the stores in the current dealer network have not yet reached mature revenue and profit levels. Finally, Big O's management team is committed to making their franchised dealer group more profitable than ever in 2002. The Big O network is truly one of the most distinctive business models in the replacement tire industry and the ultimate success of Big O depends upon the success of each of its dealers.

TIRE KINGDOM

Historic and Planned Store Growth for Tire Kingdom


148
163
182
202
1999
2000
2001
2002 (Est)

TIRE KINGDOM, which had 182 company-owned retail locations extending across six states at the end of 2001, ranks as the nation's fourth largest independent tire retailer and the largest tire retailer in the Southeast. Tire Kingdom's growth has been achieved by building a strong regional presence. In the markets it serves, Tire Kingdom strives to be the leader and benefits from strong name recognition and a high level of visibility. Tire Kingdom prides itself in having the best product selection and outstanding customer service at competitive prices.

A typical Tire Kingdom retail store encompasses 6,500 square feet of space, has eight service bays and services 40 customers per day. Approximately 65-70% of store revenues are typically derived from tire sales, with the balance coming from mechanical services. While its retail stores carry an extensive selection of popular tire brands, Tire Kingdom's best selling tire is the Company's own Sigma brand tire. This private-brand tire, which was not sold by Tire Kingdom prior to TBC's acquisition in June 2000, now accounts for almost half of each store's unit tire sales. This level of market penetration is well above the 35-40% goal set by the Company for its private brand at the outset of the acquisition.

In addition to tire sales and tire-related services such as balancing and wheel alignment, Tire Kingdom retail centers provide under-car maintenance services including brake repairs, suspension system replacement, drive line repair and oil changes. Tire Kingdom enjoys an excellent reputation within the automotive service industry and is recognized for providing a high level of service. The Company is committed to total customer satisfaction and ensuring a positive experience for each customer. This is accomplished through significant, ongoing investments in employee training, incentive programs that reward superior customer service, and a support system of regional technical trainers and sales trainers. Tire Kingdom has also invested heavily in equipment and store appearance during the past two years, to make sure its stores are state-of-the-art.

Since TBC's acquisition in June 2000, Tire Kingdom has added 34 new retail outlets to its network, including 23 stores through acquisitions. The Company plans to add at least 20 new stores to the system in 2002, exclusive of acquisitions. Tire Kingdom's expansion strategy focuses on the full development of existing markets such as Charlotte, NC, where it doubled the number of Tire Kingdom stores in 2001, and penetrating adjacent markets such as the Florida panhandle, where new stores were opened for the first time last year. Low up-front costs that come from real estate and store equipment leasing allow Tire Kingdom to expand quickly and efficiently, with most stores being accretive to earnings in their first year. Tire Kingdom anticipates continued robust growth in 2002 as it benefits from new locations and enhanced geographic coverage, as well as an increasing revenue contribution from recently-added stores and expanded revenues from mechanical services.



TBC recognizes the pivotal role its private brands — Multi-Mile, Cordovan, Sigma and the newly-added Vanderbilt/Turbo-Tech line — play in solidifying its market leadership and is strengthening the power of its brands through its recently-formed PRIVATE BRANDS DIVISION. The Private Brands Division markets the Company's proprietary lines of tires to customers throughout the United States and in Canada and Mexico. It distributes those tires through two master mixing distribution centers, with delivery in full truckload quantities within a few days of a customer's order. The Private Brands division has two mandates: 1) Grow unit volume at a rate above the industry, which in turn supports wholesale/retail channel expansion, and adds to the Company's overall purchasing power; and 2) Strengthen and maintain operating margins through continuous product innovation and enhanced efficiency.

A key component of the unit tire growth equation is the availability of quality products at competitive prices. In an industry seldom recognized for product innovation, TBC's Private Brands Division has been proactive in its commitment to new products and has a rich pipeline of new tire lines to be launched in 2002. The first of these new products is an upscale SUV tire that combines superior traction with smoother ride and handling and a quieter performance. The new SUV tire line, to be produced for the Company by its longstanding manufacturing partner Goodyear, will be introduced initially as part of the Multi-Mile brand, then offered in modified versions as part of the Cordovan, Sigma and Vanderbilt/Turbo-Tech lines in the following months. Initial interest in the new SUV tire is high and all indications are that this will be one of the most successful new product launches in TBC's history. Another new tire that will soon be introduced as part of the Multi-Mile brand line is an all-position light truck tire designed for optimal work and on/off-road performance. This new tire, to be produced in approximately 50 sizes, offers exceptional traction as well as a quieter ride and will be available at TBC-affiliated tire retailers in June 2002. Other new tire lines are also being planned for the fall of 2002, including a new, all-position tire in the Cordovan brand line.

In addition to a steady stream of product line extensions and innovations that will help TBC capture incremental market share, the Private Brands Division is enhancing the Company's brand image through its Authorized Dealer Program. This program, which provides a comprehensive program of signage and marketing aids to independent tire dealers, has been successful in linking dealers more closely with our tire lines so they can build a distinctive position in their respective markets. This program, which began just three years ago, has quickly grown to encompass more than 1,800 independent tire dealers nationwide.

The renewed focus on wholesale distribution by the Private Brand Division has also led to significant improvements in operating efficiencies. In the short time since its establishment, the Private Brands Division has been able to reduce annual payroll and operating expenses through improved distribution and transportation processes and cost containment initiatives.

Carroll Tire Co.



Carroll Tire Company Locations

CARROLL TIRE COMPANY is part of the overall wholesale distribution channel for TBC private brand tires. The TBC Private Brands Division markets and distributes the Company's proprietary lines of tires on a wholesale basis to regional tire chains and to regional distributors serving independent tire dealers. Carroll Tire serves as one of these regional distributors, operating 24 wholesale centers in the eastern and southeastern United States. These Carroll Tire locations serve more than 5,000 independent dealers, who then market the tires directly to consumers. In addition to distributing the Company's own private-brand tire lines, Carroll Tire also markets certain other brands of tires for automobile, truck, sport utility vehicle, farm, lawn & garden, industrial, recreational and other applications.

Carroll Tire takes pride in its extensive product offerings and offers tire retailers a single source for all of their tire needs. Carroll Tire also has strong logistical capabilities and is well-positioned to provide a high level of service in the markets it serves, since most branches are located within 100 miles of a major metropolitan center. During 2001, Carroll Tire extended its geographic coverage through the opening of two new wholesale centers in Virginia and one in Baltimore. The expanded territory aided the Company in gaining a greater share of the overall replacement tire market in 2001.

Since being acquired by TBC in 1998, Carroll Tire has been a solid contributor to the Company's sales and profits and is poised to make an even greater contribution in 2002. A key focus for Carroll Tire in the coming year will be growth in unit tire volume through expanded product offerings, including the distribution of major brands as well as the Company's own private brands. Carroll Tire should also benefit from new sales initiatives in the coming year, while maintaining their already-high standards for customer service.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

2001 Compared to 2000:

As a result of the Company's acquisition of Tire Kingdom, Inc. ("Tire Kingdom") in June 2000 (see Note 3 to the consolidated financial statements), there were a number of significant changes in income statement items between the years 2001 and 2000, since results in 2000 only included Tire Kingdom for the seven months following the acquisition.

The Company has two operating segments: retail and wholesale. The retail segment includes the franchised retail tire business conducted by Big O Tires, Inc., as well as the operation of retail tire and service centers by Tire Kingdom since it was acquired in June 2000. The wholesale segment markets and distributes the Company's proprietary brands of tires, as well as other tires and related products, on a wholesale basis to distributors who resell to or operate independent tire dealers.

Net sales for 2001 increased 11.8% from the 2000 level, due principally to the combined effects of a 6.1% increase in the average tire sales price and a 0.9% gain in unit tire volume. The increased unit tire volume was due principally to the inclusion of tire units sold by Tire Kingdom during all of 2001. The increase in the average tire sales price was due to the increased proportion of sales attributable to retail, as well as the effect of industry price increases during 2001. Net sales also benefited from the inclusion of revenue from mechanical and maintenance services performed by Tire Kingdom's retail stores during the entire year of 2001. The revenue from such services, which is included in non-tire sales, caused the percentage of total sales attributable to tires to shift from 89% in 2000 to 86% in 2001. Excluding the impact of Tire Kingdom, unit tire volume declined 7.2% compared to the 2000 level, while the average tire sales price increased 4.1%. The decline in unit tire volume after excluding Tire Kingdom was largely reflective of a fluctuation in industry demand from year to year. Demand in the prior year was greater than normal, due to certain recalls within the industry and because of strong purchasing activity in the last quarter of 2000 in advance of announced industry price increases. Industry demand in 2001 was affected somewhat by the overall general economic slowdown in the last half of the year.

Gross profit as a percentage of net sales increased from 22.0% in 2000 to 26.3% in 2001, due primarily to the increased proportion of sales attributable to retail. Gross margin percentages on sales by the Company's retail segment are significantly higher than on sales by the wholesale segment.

Distribution expenses as a percentage of net sales decreased from 5.4% in 2000 to 5.0% in 2001, due largely to the inclusion of Tire Kingdom for the entire year in 2001. As an operator of retail stores, Tire Kingdom generally experiences lower warehousing and product delivery costs as a percentage of its sales than the Company experiences on sales to its other customers. The Company also benefited in 2001 from improved operating efficiencies by its wholesale segment, which led to reduced warehousing and product delivery expenses as a percentage of sales.

Selling, administrative and retail store expenses increased $60.8 million in 2001 compared to 2000, due principally to the inclusion of Tire Kingdom's expenses for the full year of 2001 and to a greater number of retail stores in operation. In addition, an increase in market development expenses and store conversion costs in conjunction with the expansion of the Company's franchised retail system caused expenses in 2001 to be greater than in 2000. Expenses for the retail segment, particularly those associated with the operation of the Company's own retail stores, are substantially higher as a percentage of sales than for the wholesale segment. Expenses of a non-recurring nature included a charge of $720,000 in 2001 related to the termination of the Company's defined benefit pension plan and a charge of approximately $1.2 million in 2000 related to certain severance and management restructuring.

The provision for doubtful accounts and notes increased $1.1 million in 2001 compared to 2000, due largely to the full-year impact of Tire Kingdom and to the overall increase in net sales during 2001. As a percentage of net sales, the provision for doubtful accounts and notes was only 0.3% in 2001 and 0.2% in 2000.

Net interest expense in 2001 declined $203,000 from the 2000 level and included lower average borrowing rates and higher average borrowing levels. In addition, the net expense in 2001 included interest income of $606,000 related to refunds on amended tax returns filed in prior years. The higher average borrowings during 2001 were principally associated with the borrowings made to fund the Tire Kingdom acquisition in June 2000. The structure of the Company's borrowing agreements was changed as a result of the acquisition to include somewhat higher interest rate spreads based upon the Company's leverage ratio. This change led to a 4.2% decline in total average borrowing rates in 2001, even though market interest rates experienced a much sharper decrease compared to 2000.

Net other income in 2001 was $503,000 greater than in 2000, due in part to improved results from real estate transactions associated with franchised store development and to increased interest and service charge income from customers.

The Company's effective tax rate was relatively unchanged, at 39.9% in 2001 compared to 39.7% in 2000.

Earnings per share in 2001 totaled $0.98 and included a charge of $0.02 as a result of the previously-noted pension plan termination and a credit of $0.02 related to interest on prior year amended tax returns. Earnings per share in 2000 totaled $0.88 and included a net charge of $0.04 as a result of the previously-noted management restructuring expenses. Excluding the effects of these items, earnings were $0.98 (as reported) in 2001 compared to $0.92 per share in 2000.

2000 Compared to 1999:

As a result of the Company's acquisition of Tire Kingdom, Inc. ("Tire Kingdom") in June 2000 (see Note 3 to the consolidated financial statements), there were a number of significant changes in income statement items between the years 2000 and 1999, since results in 2000 included Tire Kingdom for the seven months following the acquisition.

Net sales for 2000 increased 21.5% from the 1999 level. Sales of tires accounted for approximately 89% of total sales in 2000 compared to 93% in 1999. Unit tire volume increased 11.2% in 2000 and the average tire sales price increased 4.4%, due largely to the addition of tire units sold by Tire

Kingdom and the higher percentage of volume represented by retail sales. The addition of Tire Kingdom also led to a reduction in the percentage of total sales attributable to tires in 2000, because the revenue from mechanical and maintenance services performed by these company-owned retail stores is included in non-tire sales. Excluding the results of Tire Kingdom, net sales increased 2.2%, due principally to a 1.5% increase in unit tire volume and a 1.0% increase in the average tire sales price. Industrywide pricing pressures, prevalent throughout most of the last several years, continued throughout 2000.

Gross profit as a percentage of net sales increased from 17.4% in 1999 to 22.0% in 2000, due primarily to the addition of Tire Kingdom and the associated increased contribution by the retail segment. The gross margin percentages on sales by the Company's retail segment are significantly higher than on wholesale sales. Excluding the impact of Tire Kingdom, gross profit as a percentage of net sales was relatively unchanged, at 17.6% in 2000 versus 17.4% in 1999.

Distribution expenses as a percentage of net sales decreased from 6.2% in 1999 to 5.4% in 2000. Excluding Tire Kingdom, distribution expenses were 6.1% of net sales in 2000. Tire Kingdom generally experiences lower warehousing and product delivery costs as a percentage of its sales than the Company experiences on sales to its other customers. The 1999 expenses included $1.2 million related to a revised logistics plan for the Company's Big O subsidiary that involved the closing of one facility and the opening of four new distribution facilities (see Note 4 to the consolidated financial statements). Excluding the impact of the expenses related to the Big O logistical changes, distribution expenses in 1999 were also 6.1% of net sales.

Selling, administrative and retail store expenses increased $62.0 million in 2000 compared to 1999, due principally to the effect of the Tire Kingdom acquisition. The expenses for Tire Kingdom totaled $59.9 million during the period following the acquisition and included payroll, operating and service-related costs for the retail stores, in addition to other selling and administrative expenses. Excluding the expenses of Tire Kingdom, selling and administrative expenses in 2000 increased only $2.1 million, or 4.6%, from the 1999 level. Expenses in 2000 included approximately $1.2 million related to certain management restructuring.

The provision for doubtful accounts and notes in 1999 was greater than in 2000, due to a $4.6 million charge recorded in 1999 in conjunction with a note receivable from a former distributor which had been the subject of litigation since 1989 (see Note 14 to the consolidated financial statements). Excluding that charge and the impact of Tire Kingdom on 2000 results, the provision for doubtful accounts and notes was only 0.1% of net sales in 2000 and 1999.

Net interest expense increased $3.7 million from the 1999 level, due to the combined effects of higher borrowing levels and higher interest rates, both of which were significantly affected by borrowings to fund the Tire Kingdom acquisition. Total average borrowings in 2000 were $137.2 million, compared to $107.8 million in 1999. Weighted average interest rates, which were also affected by overall economic conditions, increased from 7.0% in 1999 to 8.3% in 2000.

Net other income in 2000 was $2.0 million less than in 1999. The 1999 total included a net gain of $2.6 million from the sale of a Big O distribution center in conjunction with the previously-mentioned revised logistics plan. (See Note 4 to the consolidated financial statements.) The 2000 total included improved results from joint ventures in which the Company has equity interests.

The Company's effective tax rate increased from 38.7% in 1999 to 39.7% in 2000, due largely to the impact of non-deductible goodwill associated with the Tire Kingdom acquisition.

Earnings per share in 2000 totaled $0.88 and included a net charge of $0.04 as a result of the previously-noted management restructuring expenses. Earnings per share in 1999 were $0.85, which included a net charge of $0.10 for the aforementioned $4.6 million note receivable charge, the gain on the sale of the Big O distribution facility and the costs of relocating to four new Big O distribution centers. Excluding the effects of these items, earnings were $0.92 per share in 2000 compared to $0.95 per share in 1999. The decline in year-to-year adjusted earnings was largely associated with the higher interest expense noted above.

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $167.2 million at December 31, 2001 compared to $156.6 million at the end of 2000. The Company's current ratio was 2.10 at the end of 2001 compared to 2.03 at December 31, 2000.

In January 2001, the Company entered into a borrowing agreement with a group of 11 banks which included an $80 million, three-year revolving loan facility and an $80 million, five-year term loan. At December 31, 2001, $34.2 million was borrowed under the bank revolving loan facility and $73 million was outstanding under the bank term loan. The Company's long-term debt at the end of 2001 also included borrowings of $40.5 million under Senior Notes as well as a $4.0 million note payable to a supplier. Of the total $151.7 million borrowed at December 31, 2001 under these credit arrangements, $50.7 million was classified as current on the Company's balance sheet and the remainder was considered noncurrent. The Company is subject to certain financial covenants and other restrictions under its agreements with the respective lenders (see Note 5 to the consolidated financial statements).

Cash generated by operations, together with the available credit arrangements, enabled the Company to fund capital expenditures totaling $12.1 million in 2001, as well as the purchase of the net assets of certain retail tire stores for $3.6 million. Additionally, the Company was able to fund net investments in joint ventures and other entities during 2001 of $4.9 million, as well as repurchases of common stock totaling $2.2 million in 2001. As of December 31, 2001, the Company had an unused authorization from the Board of Directors for the repurchase of 1,429,000 additional shares of common stock.

Capital expenditures, primarily for equipment and tire molds, totaled $12.1 million in 2001 and $11.3 million in 2000. The Company had no material commitments for capital expenditures at the end of 2001. The Company expects to fund 2002 day-to-day operating expenses and normally recurring capital expenditures out of operating funds and its present financial resources. The Company believes that the combination of its net assets, bank borrowing facilities and expected funds from operations will be sufficient to operate on both a short-term and long-term basis. The Company's future growth could include additional strategic acquisitions such as the June 2000 acquisition of Tire Kingdom. Additional acquisitions of that magnitude could require additional capital resources and new or amended credit facilities.

The $21.4 million decrease in trade accounts payable from December 31, 2000 to December 31, 2001 was principally related to an advance payment to a supplier at the end of 2001. The $22.2 million increase in notes payable to banks on the balance sheet was also largely associated with the advance payment.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, Statement of Financial Accounting Standards No. 141, "Business Combinations" was issued. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The Company made no acquisitions during the six month period from July 1, 2001 to December 31, 2001, and therefore SFAS No. 141 had no effect on the Company's consolidated financial statements.

In July 2001, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" was issued. SFAS No. 142 changes the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach. Amortization of goodwill and other indefinite-lived intangible assets ceases upon adoption of this statement. The Company, which had goodwill and other intangible assets totaling over $67 million at December 31, 2001, is required to implement SFAS No. 142 on January 1, 2002. If this pronouncement had been in effect during 2001, the Company's expenses would have been approximately $2.8 million less than those reported in its statement of income and its net income would have increased by approximately $2.5 million. The Company anticipates that the impact of SFAS No. 142 on its results of operations during 2002 will have a similar effect.

In October 2001, Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued, effective for years beginning after December 15, 2001. SFAS No. 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", but retains certain fundamental provisions of SFAS 121 for recognition and measurement of any impairment of long-lived assets. The new statement also requires that a long-lived asset classified as held for sale be carried at the lower of its carrying value or fair value, less cost to sell. The Company does not expect the impact of adopting SFAS No. 144 to be material.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, including, without limitation, statements containing the words "believes," "expects," "anticipates," "estimates" and words of similar import. Such forward-looking statements relate to future events and the future financial performance of the Company, and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the results expressed or implied by such forward-looking statements.

Quarterly Financial Information

(Unaudited)

(In thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Net sales	**$227,193**	**$255,486**	**$278,875**	**$247,724**
Gross profit	**61,728**	**66,924**	**70,163**	**66,162**
Net income	**3,830**	**5,525**	**5,995**	**5,660**
Earnings per share —				
Basic	**.18**	**.26**	**.29**	**.27**
Diluted	**.18**	**.26**	**.28**	**.26**
2000				
Net sales	177,389	206,434	267,883	251,034
Gross profit	31,886	41,690	62,275	62,396
Net income	3,945	5,009	5,302	4,468
Earnings per share —				
Basic*	.19	.24	.25	.21
Diluted*	.19	.24	.25	.21

**The total of earnings per share for each of the quarters of 2000 does not equal earnings per share for the year ended December 31, 2000, due to the effect of rounding the individual quarters.*

Consolidated Balance Sheets

(In thousands)

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 2,298**	$ 1,681
Accounts and notes receivable, less allowance for doubtful accounts of $7,737 in 2001 and $7,831 in 2000:		
Related parties	**17,173**	16,942
Other	**95,848**	94,836
Total accounts and notes receivable	**113,021**	111,778
Inventories	**172,431**	168,141
Refundable federal and state income taxes	**2,349**	3,099
Deferred income taxes	**11,501**	12,506
Other current assets	**16,999**	11,528
Total current assets	**318,599**	308,733
PROPERTY, PLANT AND EQUIPMENT, AT COST:		
Land and improvements	**5,032**	6,697
Buildings and leasehold improvements	**22,948**	26,557
Furniture and equipment	**52,591**	48,066
	80,571	81,320
Less accumulated depreciation	**33,650**	27,772
Total property, plant and equipment	**46,921**	53,548
TRADEMARKS, NET	**15,824**	15,987
GOODWILL, NET	**51,291**	50,760
OTHER ASSETS	**30,325**	22,539
TOTAL ASSETS	**$462,960**	$451,567
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Outstanding checks, net	**$ 5,916**	$ 10,037
Notes payable to banks	**34,200**	11,993
Current portion of long-term debt and capital lease obligations	**16,533**	13,948
Accounts payable, trade	**53,227**	74,673
Other current liabilities	**41,516**	41,438
Total current liabilities	**151,392**	152,089
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, LESS CURRENT PORTION	**101,000**	113,531
NONCURRENT LIABILITIES	**11,721**	5,111
DEFERRED INCOME TAXES	**4,528**	6,784
STOCKHOLDERS' EQUITY:		
Common stock, $.10 par value, shares issued and outstanding - 21,003 in 2001 and 20,939 in 2000	**2,100**	2,094
Additional paid-in capital	**11,783**	9,760
Other comprehensive income	**(713)**	—
Retained earnings	**181,149**	162,198
Total stockholders' equity	**194,319**	174,052
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$462,960**	$451,567

The accompanying notes are an integral part of the financial statements.

TBC CORPORATION

Consolidated Statements of Income

(In thousands, except per share amounts)

	Years Ended December 31,		
	2001	2000	1999
NET SALES *	**$1,009,278**	$902,740	$743,050
COST OF SALES	**744,301**	704,493	613,491
GROSS PROFIT	**264,977**	198,247	129,559
EXPENSES:			
Distribution expenses	**50,694**	49,144	46,313
Selling, administrative and retail store expenses	**168,492**	107,662	45,637
Provision for doubtful accounts and notes	**2,607**	1,468	5,090
Interest expense – net	**11,188**	11,391	7,676
Other (income) expense – net	**(2,968)**	(2,465)	(4,417)
Total expenses	**230,013**	167,200	100,299
INCOME BEFORE INCOME TAXES	**34,964**	31,047	29,260
PROVISION FOR INCOME TAXES	**13,954**	12,323	11,321
NET INCOME	**$ 21,010**	$ 18,724	$ 17,939
EARNINGS PER SHARE -			
Basic	**$ 1.00**	$ .88	$ .85
Diluted	**$ .98**	$ .88	$ .85

** Including sales to related parties of $92,813, $86,961 and $78,880 in the years ended December 31, 2001, 2000 and 1999, respectively.*

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands)

	Years Ended December 31, 1999, 2000 and 2001					
	Common Stock		Additional	Other		
	Number of Shares	Amount	Paid-In Capital	Comprehensive Income	Retained Earnings	Total
BALANCE, JANUARY 1, 1999	21,172	$ 2,117	$ 9,540	$ —	$ 126,774	$ 138,431
Net income for 1999					17,939	17,939
Issuance of common stock under stock option and incentive plans	23	2	95	—	—	97
Repurchase and retirement of common stock	(13)	(1)	(6)	—	(88)	(95)
Tax benefit from exercise of stock options	—	—	10	—	—	10
BALANCE, DECEMBER 31, 1999	21,182	2,118	9,639	—	144,625	156,382
Net income for 2000					18,724	18,724
Issuance of common stock under stock option and incentive plans, net	47	5	255	—	—	260
Repurchase and retirement of common stock	(290)	(29)	(134)	—	(1,151)	(1,314)
BALANCE, DECEMBER 31, 2000	20,939	2,094	9,760	—	162,198	174,052
Net income for 2001					21,010	21,010
Issuance of common stock under stock option and incentive plans, net	269	27	1,825	—	—	1,852
Repurchase and retirement of common stock	(205)	(21)	(103)	—	(2,059)	(2,183)
Tax benefit from exercise of stock options	—	—	301	—	—	301
Other comprehensive income associated with interest rate swap agreements, net	—	—	—	(713)	—	(713)
BALANCE, DECEMBER 31, 2001	**21,003**	**$2,100**	**$11,783**	**$(713)**	**$181,149**	**$194,319**

The accompanying notes are an integral part of the financial statements.

TBC CORPORATION

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,		
	2001	2000	1999
Operating Activities:			
Net income	**$ 21,010**	$ 18,724	$ 17,939
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**11,192**	9,036	6,624
Amortization of intangible assets	**2,801**	1,982	1,114
Amortization of other comprehensive income	**226**	—	—
Provision for doubtful accounts and notes	**2,607**	1,468	5,090
(Gain) on sale of fixed assets	**(485)**	(109)	(2,704)
Deferred income taxes	**(810)**	687	526
Equity in (earnings) loss from joint ventures	**(364)**	(462)	(6)
Changes in operating assets and liabilities, net of effects of assets and liabilities acquired:			
Receivables	**(614)**	(17,647)	(2,256)
Inventories	**(4,098)**	(903)	(9,363)
Other current assets	**(7,762)**	7,220	(5,590)
Other assets	**(946)**	(296)	(1,024)
Accounts payable, trade	**(21,447)**	11,149	(3,119)
Federal and state income taxes refundable or payable	**1,051**	352	(1,819)
Other current liabilities	**(1,168)**	(1,972)	1,260
Noncurrent liabilities	**1,260**	(405)	(1,192)
Net cash provided by operating activities	**2,453**	28,824	5,480
Investing Activities:			
Purchase of property, plant and equipment	**(12,051)**	(11,320)	(14,864)
Acquisition of Tire Kingdom, Inc., net of cash acquired	**—**	(43,471)	—
Purchase of net assets of retail tire stores, net of cash acquired	**(3,644)**	(3,861)	—
Investments in joint ventures and other entities, net of distributions received	**(4,932)**	237	(575)
Net proceeds from asset dispositions	**10,808**	4,948	9,981
Other	**114**	—	413
Net cash used in investing activities	**(9,705)**	(53,467)	(5,045)
Financing Activities:			
Net bank borrowings under short-term borrowing arrangements	**22,207**	28,231	13,810
Increase (decrease) in outstanding checks, net	**(4,121)**	4,867	(507)
Proceeds from long-term debt	**4,000**	—	—
Payments on long-term debt and capital lease obligations	**(13,855)**	(6,733)	(13,999)
Issuance of common stock under stock option and incentive plans	**1,821**	—	67
Repurchase and retirement of common stock	**(2,183)**	(1,314)	(95)
Other	**—**	—	(137)
Net cash provided by (used in) financing activities	**7,869**	25,051	(861)
Change in cash and cash equivalents	**617**	408	(426)
Cash and cash equivalents:			
Balance - Beginning of year	**1,681**	1,273	1,699
Balance - End of year	**$ 2,298**	$ 1,681	$ 1,273

Consolidated Statements of Cash Flows (Continued)

(In thousands)

	Years Ended December 31,		
	2001	2000	1999
Supplemental Disclosures of Cash Flow Information:			
Cash paid for – Interest	**$ 11,578**	$ 11,417	$ 8,477
– Income Taxes	**13,713**	11,284	12,614
Supplemental Disclosure of Non-Cash Financing Activity:			
Tax benefit from exercise of stock options	**$ 301**	$ —	$ 10
Issuance of restricted stock under stock incentive plan, net of shares received for tax withholding	**31**	260	30
Conversion of capital lease obligations	**91**	—	—
Refinancing of short-term borrowings to long-term debt	**—**	80,000	—

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

In 2001, the Company purchased the net assets of certain retail stores located in the southeastern United States at a combined cash purchase price of $3,644. The transactions were accounted for under the purchase method, as follows:

	2001
Estimated fair value of assets acquired	**$ 708**
Goodwill	**2,936**
Cash paid, net of cash acquired	**(3,644)**
Liabilities assumed	**$ —**

Effective June 1, 2000, the Company completed the acquisition of Tire Kingdom, Inc. for a total purchase price of $45,000, less certain adjustments and plus applicable closing costs. The acquisition was accounted for under the purchase method, as follows:

	2000
Estimated fair value of assets acquired	$ 61,881
Goodwill	31,224
Cash paid, net of cash acquired	(43,471)
Liabilities assumed	$ 49,634

In 2000, the Company purchased the net assets of certain retail stores located in the southeastern United States at a combined cash purchase price of $3,863. The transactions were accounted for under the purchase method, as follows:

	2000
Estimated fair value of assets acquired	$ 1,928
Goodwill	2,980
Cash paid, net of cash acquired	(3,861)
Liabilities assumed	$ 1,047

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Operations

The Company is principally engaged in the marketing and distribution of tires in the automotive replacement market, through both wholesale and retail channels. The Company's wholesale customers include retailers and other wholesalers, primarily in the United States, Canada and Mexico. Through Tire Kingdom, Inc., acquired in June 2000, the Company operates retail tire and automotive service centers primarily in the southeastern United States. Through its subsidiary Big O Tires, Inc., the Company also acts as a franchisor of independent retail tire and automotive service stores located primarily in the western and midwestern United States.

Significant Accounting Policies

Principles of consolidation — The accompanying financial statements include the accounts of TBC Corporation and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Equity investments — The Company has invested in certain tire distributors and independent tire dealers. The investments in these 50% or less-owned entities are accounted for using the equity method and are included in other assets on the balance sheets. The recorded value of such equity investments totaled $14,803,000 and $9,302,000 at December 31, 2001 and 2000, respectively, and approximated the Company's interest in the net asset values of the related entities.

Accounting estimates — The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as certain financial statement disclosures. Actual results could differ from those estimates.

Reclassifications — Certain reclassifications have been made in the balance sheets and statements of cash flows for prior years, to conform to the 2001 presentation, with no effect on previously-reported net income.

Cash equivalents — Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash.

Inventories — Inventories, consisting of tires and other automotive products held for resale, are valued at the lower of cost or market. Certain inventories are valued using the last in-first out method and the current costs of those inventories exceeded the LIFO value by $2,950,000 and $354,000 at December 31, 2001 and 2000, respectively.

Concentrations of credit risk — The Company performs ongoing credit evaluations of its customers and typically requires some form of security, including collateral, guarantees or other documentation. The Company maintains allowances for potential credit losses. The Company maintains cash balances with financial institutions with high credit ratings. The Company has not experienced any losses with respect to bank balances in excess of government-provided insurance.

Property, plant and equipment — Depreciation is computed principally using the straight-line method, over estimated lives of 3-15 years for furniture and equipment and 20-40 years for buildings and leasehold improvements. Amounts expended for maintenance and repairs are charged to operations, and expenditures for major renewals and betterments are capitalized. When property, plant and equipment is retired or otherwise disposed of, the related gain or loss is included in the results of operations.

Goodwill, Trademarks and Other Intangible Assets — Goodwill represents the excess of cost over the fair value of identifiable net assets acquired. Goodwill was recorded as a result of the Company's acquisition of Tire Kingdom in June 2000, as well as the purchase of the net assets of retail tire stores during 2001 and 2000. Goodwill, trademarks and other intangible assets have been amortized on a straight-line basis, over 20 - 40 years. Accumulated amortization on intangible assets totaled $7,465,000 and $4,824,000 at December 31, 2001 and 2000, respectively.

Long-lived assets — The Company periodically reviews the recoverability of intangible and other long-lived assets. If facts or circumstances support the possibility of impairment, the Company will prepare a projection of the undiscounted future cash flows of the specific assets and determine if the assigned value is recoverable or if an adjustment to the carrying value of the assets is necessary. The Company does not believe that there were any facts or circumstances which indicated an impairment of recorded assets as of December 31, 2001.

Revenue recognition — Sales are recognized upon shipment of products. Estimated costs of returns and allowances are accrued at the time products are shipped.

Franchise fees — Each Big O franchisee is required to pay an initial franchise fee as well as monthly royalty fees of 2% of gross sales. Initial franchise fees are deferred and recognized when all material services or conditions relating to the sale or transfer of the franchise have been substantially completed. Included in net sales in 2001, 2000 and 1999 were franchise and royalty fees of $11,619,000, $10,362,000 and $9,854,000, respectively.

Warranty costs — The costs of anticipated adjustments for workmanship and materials that are the responsibility of the Company are estimated and charged to expense currently. Reserves for future warranty claims and service of $8,762,000 and $9,265,000 were included in liabilities in the balance sheets at December 31, 2001 and 2000, respectively.

Interest on early payments to suppliers for product — Interest income associated with early payments to suppliers for product is recorded as a reduction to cost of sales in the statements of income. This interest income represented 1.2% of net sales during both 2001 and 2000, and 1.3% in 1999.

Earnings per share — Earnings per share have been calculated according to Statement of Financial Accounting Standards No. 128, "Earnings per share". Basic earnings per share have been computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share have been computed by dividing net income by the weighted average number of common shares and equivalents outstanding.

Common share equivalents represent shares issuable upon assumed exercise of stock options. Average common shares and equivalents outstanding were as follows *(in thousands)*:

	2001	2000	1999
Weighted average common shares outstanding	**20,984**	21,191	21,177
Common share equivalents	**402**	—	12
Weighted average common shares and equivalents outstanding	**21,386**	21,191	21,189

2. TRANSACTIONS WITH RELATED PARTIES AND MAJOR CUSTOMERS

The Company's operations are managed through its Board of Directors, members of which owned or are affiliated with companies which owned approximately 8% of the Company's common stock at December 31, 2001. Sales to a distributor represented on the Board, including affiliates of that distributor, accounted for approximately 5% of the Company's net sales during 2001, 6% during 2000 and 7% in 1999. One major customer, unaffiliated with the board of directors or the Company, accounted for approximately 4% of net sales in 2001, 7% of net sales in 2000, and 9% in 1999. Sales to joint ventures and entities in which the Company has an ownership interest accounted for approximately 4% of the Company's net sales during 2001 and 3% in 2000 and 1999. Accounts receivable resulting from transactions with related parties are presented separately in the balance sheets.

3. ACQUISITION OF TIRE KINGDOM, INC. IN JUNE 2000

On June 5, 2000, the Company acquired Tire Kingdom, Inc. ("Tire Kingdom"), which was a privately-owned company operating retail tire centers in the southeastern United States. The acquisition, which was effective June 1, 2000 and accounted for as a purchase, was made with cash, for a total purchase price of $45,000,000 less certain adjustments. The Company's consolidated financial statements include the operating results of Tire Kingdom since June 1, 2000.

The following unaudited pro forma information (adjusted for items such as interest on required borrowings, estimated amortization of goodwill, improved sourcing strength, and anticipated operating synergies) was prepared as if the companies had been combined prior to 1999. The pro forma results for 2000 exclude an after-tax charge of $767,000, or $0.04 per share, related to certain management restructuring. The pro forma results for 1999 exclude an after-tax charge of $2.8 million, or $0.13 per share, related to the write-off of a note receivable that had been the subject of litigation since 1989, as well as a net gain of $700,000, or $0.03 per share related to the gain on the sale of a Big O distribution facility and the costs of relocating to four new Big O distribution centers. This unaudited pro forma information does not purport to present what actual results of operations would have been or to project results for any future period. Pro forma net sales were $998,402,000 and $966,978,000 for the years ended December 31, 2000 and 1999, respectively. Pro forma net income was $19,316,000 in 2000 and $19,837,000 in 1999. Pro forma earnings per share were $.91 and $.94 in 2000 and 1999, respectively.

4. DISTRIBUTION CENTER SALE AND RELATED COSTS

During 1999, the Company sold a distribution center in Las Vegas, Nevada and opened four new distribution facilities in the western United States in conjunction with a revised logistics plan for Big O Tires, Inc. Proceeds from the sale of the Las Vegas facility were used to retire debt, offset relocation costs of $1,180,000 and provide additional working capital. The sale resulted in a pre-tax gain of $2,618,000, which was included in net other income in the consolidated statements of income. The relocation costs were included in distribution expenses for the year 1999.

5. NOTES PAYABLE TO BANKS AND LONG-TERM DEBT

The Company has borrowing agreements with a group of 11 banks, which include an $80 million, three-year revolving loan facility and a five-year term loan facility. Interest under both of the facilities is at the eurodollar or federal funds rate plus a variable rate between 1.75% and 3.0% dependent on the Company's leverage ratio. The bank credit facilities are collateralized by substantially all of the Company's assets and contain certain cross-default provisions in conjunction with the long-term Senior Notes described below. The credit facilities require the payment of certain commitment and administrative fees and contain certain financial covenants dealing with, among other things, the Company's net worth, total liabilities, funded indebtedness, leverage, fixed charge coverage ratio, accounts receivable and inventories. The credit facilities also include certain restrictions which affect the Company's ability to incur additional debt, acquire other companies, make certain investments, repurchase its own common stock, sell or place liens upon assets, provide guarantees and pay dividends. A total of $34,200,000 was borrowed under the bank revolving loan facility and $73,000,000 was borrowed under the bank term loan facility at December 31, 2001. The weighted average interest rate on short-term borrowings at December 31, 2001 and 2000 was 4.60% and 8.46%, respectively.

In addition to bank loan facilities, the Company has borrowings under Senior Notes as well as a note payable to a supplier. The Senior Notes are collateralized by substantially all of the Company's assets and incorporate all of the financial covenants and restrictions contained in the bank credit facilities noted above. Principal payments under the Senior Notes are required to be made semi-annually and interest is payable quarterly. The supplier note payable contains provisions for the payment of principal and interest which are related to purchase commitments made by the Company. Interest based on the prime rate is waived if such commitments are met, but is payable on a portion of the loan together with principal if the purchase commitments are not met.

Long-term debt and capital lease obligations on the balance sheet are summarized as follows *(in thousands)*:

	December 31,	
	2001	2000
8.30% Series A Senior Note, due currently through 2003	**$ 13,000**	$ 19,500
8.62% Series B Senior Note, due from 2004 through 2005	**11,000**	11,000
8.81% Series C Senior Note, due from 2006 through 2008	**16,500**	16,500
Variable-Rate Term Loan Payable to Banks, due from 2002 through 2006	**73,000**	80,000
Note Payable to Supplier, due in 2005	**4,000**	—
Capital lease obligations	**33**	479
	117,533	127,479
Less current portion	**16,533**	13,948
	$101,000	$113,531

Maturities of long-term debt and capital lease obligations are as follows: $16,533,000 due in 2002, $18,500,000 in 2003, $20,500,000 in 2004, $21,500,000 in 2005, $29,500,000 in 2006 and $11,000,000 thereafter.

6. INTEREST RATE SWAP AGREEMENTS

The Company has certain interest-rate swap agreements which are hedge instruments accounted for under Statement of Financial Accounting Standards No. 133, adopted by the Company on January 1, 2001. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, requires the recognition of all derivative instruments on the balance sheet at fair value. The Company's interest-rate swap agreements expire over periods of five years or less and are cash-flow hedges since they are used to convert a portion of the Company's variable-rate bank debt to fixed rates and thereby minimize earnings fluctuations caused by interest rate volatility. Changes in the fair value of interest-rate swaps are recorded in other comprehensive income, until earnings are affected by the variability of actual cash flows. As of December 31, 2001, deferred losses on interest-rate swaps, net of deferred taxes, totaled $713,000 and were included in other comprehensive income on the balance sheet. At the end of 2001, interest expense of approximately $852,000 was expected to be recorded within the next twelve months, in conjunction with the realization of assumed interest rates. For the year ended December 31, 2001, amounts included in the statement of income associated with the adoption and provisions of SFAS No. 133 were not material.

7. OPERATING LEASES

The Company's commitments under operating leases relate substantially to distribution facilities and retail store locations. In addition to rental payments, the Company is obligated in some instances to pay real estate taxes, insurance and certain maintenance costs.

The Company, through its Big O subsidiary, also has agreements with a bank and a third party which provide financing for the development and leasing of retail stores. Under the financing program, the third party entity leases the properties to the Company at a variable rate for an initial period of up to five years, renewable for a total period up to 15 years. At any time during the lease term, the Company has the option to purchase individual sites subject to certain limitations and at the end of the term may purchase all sites, request a five-year extension or terminate the lease. The Company has guaranteed that the residual value of the property at the end of the original lease term will be no less than 85% of the remaining balance financed. The Company accounts for such leases as operating leases and subleases the sites to Big O franchisees subject to the terms and conditions of the agreements. As of December 31, 2001, $8,758,000 had been financed under the program, representing ten properties, nine of which had been sublet to Big O franchisees. No properties can be added to the program after December 31, 2001.

Rental expense of $29,441,000, $17,816,000 and $6,798,000 was charged to operations in 2001, 2000 and 1999, respectively, after deducting sublease income of $3,459,000 in 2001, $3,079,000 in 2000 and $1,841,000 in 1999. Minimum noncancelable real property lease commitments at December 31, 2001 were as follows *(in thousands)*:

	Amount
2002	$ 33,983
2003	39,463
2004	27,613
2005	24,799
2006	23,467
Thereafter	129,170
	278,495
Less sublease income	(28,887)
	$249,608

8. INCOME TAXES

The Company records income taxes using the liability method prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Income taxes provided for the years ended December 31, 2001, 2000 and 1999 were as follows *(in thousands)*:

	2001	2000	1999
Current:			
Federal	**$12,539**	$10,075	$ 9,554
State	**2,225**	1,561	1,241
	14,764	11,636	10,795
Deferred	**(810)**	687	526
	$13,954	$12,323	$11,321

The provision for deferred income taxes represents the change in the Company's net deferred income tax asset or liability during the year, excluding deferred taxes related to other comprehensive income and including the effect of any tax rate changes. Deferred income taxes arise from temporary differences between the tax basis of the Company's assets and liabilities and their reported amounts in the financial statements. Included in the assets of Tire Kingdom which were acquired in June 2000 were deferred income tax assets totaling $8,003,000.

The net deferred income tax asset in the financial statements at December 31, 2001 included $2,997,000 related to the allowance for doubtful accounts and notes, $2,409,000 for insurance-related accruals, and $3,247,000 for warranty-related reserves. At December 31, 2000, the net deferred income tax asset included $2,389,000 related to the allowance for doubtful accounts and notes, $2,473,000 for insurance-related accruals and $3,384,000 related to warranty reserves. The net deferred income tax liability at December 31, 2001 included $5,535,000 related to trademarks and intangible assets and $2,377,000 for depreciation differences, partially offset by a noncurrent deferred tax asset of $2,186,000 associated with lease accruals and sale/leaseback arrangements, $521,000 for deferred revenues and $440,000 related to other comprehensive income. At December 31, 2000, the net deferred income tax liability included $5,190,000 for trademarks and intangible assets and $3,043,000 attributable to depreciation, less $1,543,000 for lease accruals. At December 31, 2001, the Company had available a minimum tax credit carryforward of $363,000, which has an indefinite carryforward period and is subject to certain limitations.

The difference between the Company's effective income tax rate and the statutory U. S. Federal income tax rate is reconciled as follows:

	2001	2000	1999
Statutory U.S. Federal rate	**35.0%**	35.0%	35.0%
State income taxes	**4.1**	3.6	2.6
Other	**.8**	1.1	1.1
Effective tax rate	**39.9%**	39.7%	38.7%

9. RETIREMENT PLANS

The Company maintains employee savings plans under Section 401(k) of the Internal Revenue Code. Contributions by the Company to the 401(k) plans include those based on a specified percentage of employee contributions, as well as discretionary contributions. Expenses recorded for the Company's contributions totaled $1,274,000 in 2001, $1,394,000 in 2000 and $1,030,000 in 1999.

The Company has a defined benefit pension plan which covered less than 100 of its employees at the end of 2001. The benefits are based on years of service and the employee's final compensation. The plan is funded by contributions by the Company, not to exceed the maximum amount that can be deducted for federal income tax purposes. The plan was amended as of December 31, 2001 to freeze accrued participant benefits by providing that years of service and compensation after that date shall not be taken into account in the calculation of plan benefits. In addition, a decision was made in early 2002 to terminate the plan as soon as practicable in accordance with the requirements of ERISA and the Pension Benefit Guaranty Corporation. In conjunction with the intended plan termination, the Company wrote off the remaining balance of its prepaid pension asset during 2001 and recorded an expense of $720,000.

The table which follows sets forth the defined benefit pension plan's changes in projected benefit obligations for service rendered to date, changes in the fair value of plan assets, the funded status and amounts recognized in the Company's balance sheets *(in thousands)*:

	2001	2000
Actuarial present value of projected benefit obligations, at beginning of year	**$(5,982)**	$(5,600)
Service cost	**(250)**	(291)
Interest cost	**(422)**	(427)
Actuarial gain (loss)	**(1,063)**	76
Settlement gain	**—**	33
Benefits paid	**1,060**	169
Expenses paid	**74**	58
Effect of plan termination	**716**	—
Actuarial present value of projected benefit obligations, at end of year	**(5,867)**	(5,982)
Fair value of plan assets, at beginning of year	**7,155**	6,392
Return on plan assets	**(275)**	990
Benefits and expenses paid	**(1,134)**	(227)
Effect of plan termination	**121**	—
Fair value of plan assets, at end of year	**5,867**	7,155
Funded Status—plan assets over projected benefit obligation, at end of year	**—**	1,173
Unrecognized net gain from experience different from that assumed	**—**	(498)
Unrecognized net assets and prior service cost	**—**	75
Prepaid pension cost, at end of year	**$ —**	$ 750

The net expense for the defined benefit plan for 2001, 2000 and 1999 was comprised of the following *(in thousands)*:

	2001	2000	1999
Service cost	**$250**	$291	$379
Interest cost	**422**	427	438
Return on plan assets	**274**	(990)	(952)
Net amortization, deferral and settlement charges	**(916)**	322	386
Effect of plan termination	**720**	—	—
	$750	$ 50	$251

The discount rates used in determining the actuarial present values of benefit obligations for the defined benefit plan were 5.48% in 2001 and 7.75% in 2000. Estimated increases in future compensation levels were 5.0% for the 2000 projection but were not applicable to the 2001 projection due to the plan amendment freezing participant benefits. The expected long-term rate of return on assets was 10% in both the 2001 and 2000 projections. Actuarial present values of accumulated benefit obligations were $5,867,000 at December 31, 2001 and $4,006,000 at December 31, 2000.

The Company also has unfunded supplemental retirement plans for certain of its key executives, to provide benefits in excess of amounts permitted to be paid by its other retirement plans under current tax law. The 2001 expense for supplemental retirement benefits was $215,000. The 2000 expense totaled $1,134,000, including settlement charges of $665,000. The 1999 supplemental retirement expense was $1,462,000 and included settlement charges of $766,000. At December 31, 2001, the projected benefit obligation, computed using a 7.0% discount rate and 5% expected increase in future compensation, was $1,243,000. The accumulated benefit obligation, which was reflected as a noncurrent liability at December 31, 2001, totaled $707,000.

10. STOCKHOLDERS' EQUITY

The Company is authorized to issue 50,000,000 shares of $.10 par value common stock. In addition, 2,500,000 shares of $.10 par value preferred stock are authorized, none of which were outstanding at December 31, 2001 or 2000.

The Company has a Stockholder Rights Plan whereby outstanding shares of the Company's common stock are accompanied by preferred stock purchase rights. The rights become exercisable ten days after a public announcement that a person or group has acquired 20% or more of the Company's common stock or any earlier date designated by the Board of Directors. Under defined circumstances, the rights allow TBC stockholders (other than the 20% acquiror) to purchase common stock in the Company at a price which may be substantially less than the market price. The rights expire on July 31, 2008 unless redeemed at an earlier date.

In 2001, 2000 and 1999, shares of the Company's common stock were repurchased and retired under authorizations made by the Board of Directors. As of December 31, 2001, the Company had unused authorizations from the Board for the repurchase of approximately 1,429,000 additional shares.

11. STOCK OPTION AND INCENTIVE PLANS

The Company has a 1989 stock incentive plan ("1989 Plan") and a 2000 stock option plan ("2000 Plan"). The plans provide for the grant of options to purchase shares of the Company's common stock to officers and other key employees upon terms and conditions determined by a committee of the Board of Directors. Options typically are granted at the fair market value of the stock on the date of grant, vest ratably over a three-year period and expire in ten years.

The committee is authorized under the 1989 Plan to grant performance awards and restricted stock awards to officers and other key employees. Additionally, the 1989 Plan provides for the annual grant of restricted stock with a market value of $5,000 to each non-employee director of the Company. Each of these shares of restricted stock is accompanied by four options, which are only exercisable under certain conditions and the exercise of which results in the forfeiture of the associated share of restricted stock. The options expire in one-third increments as the associated restricted stock vests. Such tandem options are not included in the totals shown below for outstanding options. At December 31, 2001, 3,810,000 shares were reserved for issuance under the 1989 and 2000 Plans.

A summary of stock option activity during 1999, 2000 and 2001 is shown below:

	Option Shares	Option Price Range	Weighted Average Exercise Price
Outstanding at January 1, 1999			
(407,605 exercisable)	1,076,963	$ 5.03 - $12.13	$ 8.84
Granted in 1999	477,230	6.63 - 7.50	7.47
Exercised in 1999	(32,897)	5.03 - 6.55	5.14
Forfeited in 1999	(55,094)	7.50 - 12.13	8.59
Outstanding at December 31, 1999			
(631,590 exercisable)	1,466,202	$ 5.72 - $12.13	$ 8.49
Granted in 2000	620,867	4.63 - 6.00	5.64
Exercised in 2000	—	—	—
Forfeited in 2000	(195,077)	5.75 - 9.88	7.37
Outstanding at December 31, 2000			
(902,139 exercisable)	1,891,992	$ 4.63 - $12.13	$ 7.67
Granted in 2001	640,500	5.63 - 8.70	6.78
Exercised in 2001	(268,302)	5.72 - 9.75	6.91
Forfeited in 2001	(46,049)	4.63 - 9.75	6.40
Outstanding at December 31, 2001			
(1,113,628 exercisable)	**2,218,141**	**$4.63 - $12.13**	**$7.53**

Additional information regarding stock options outstanding at December 31, 2001 is shown below:

	Outstanding Options			Exercisable Options	
Option Price Range	Option Shares	Weighted Average Exercise Price	Weighted Average Remaining Term	Option Shares	Weighted Average Exercise Price
$4.63 - $ 6.50	946,509	$ 5.85	8.6 yrs.	159,373	$ 5.65
$6.51 - $ 8.50	600,960	7.61	6.2 yrs.	446,583	7.70
$8.51 - $12.13	670,672	9.84	6.0 yrs.	507,672	10.20
	2,218,141			1,113,628	

As of December 31, 2001, 282,000 of the outstanding options contained a "reload" feature. Options granted by the committee with a reload feature provide for the grant of a new option, called a "reload option," for a number of shares equal to the number of shares delivered by the optionee to pay the exercise price of the original option and to pay any tax withholding payments associated with the exercise of the original option.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation expense has been recognized for the stock options granted in 2001, 2000 or 1999. Using fair value assumptions specified in SFAS No. 123, the weighted average per share value of options granted during 2001, 2000 and 1999 was $2.81, $2.42 and $3.26, respectively. Had compensation cost for such option grants been determined using such assumptions, the Company's net income on a pro forma basis would have been $20,169,000 in 2001, $17,896,000 in 2000 and $16,947,000 in 1999, compared to reported net income of $21,010,000 in 2001, $18,724,000 in 2000 and $17,939,000 in 1999. Pro forma earnings per share would have been $0.94, $0.84 and $0.80 in 2001, 2000 and 1999, respectively, rather than the reported totals of $0.98 in 2001, $0.88 in 2000, and $0.85 in 1999.

The fair value of each option granted in 2001, 2000 and 1999 was estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions: dividend yield of 0%; risk-free interest rates equal to zero-coupon governmental issues; and expected lives of 4.9 years in 2001 and 2000, and 4.8 years in 1999. The expected volatility percentages used for options granted were 37.7% in 2001, 38.2% for 2000 and 43.4% for 1999.

12. FINANCIAL GUARANTEES AND CREDIT RISKS

The Company's Big O Tires, Inc. subsidiary has provided certain financial guarantees associated with real estate leases and financing of its franchisees. Although the guarantees were issued in the normal course of business to meet the financing needs of its franchisees, they represent credit risk in excess of the amounts reported on the balance sheet as of December 31, 2001. The contractual amounts of the guarantees, which represent the Company's maximum exposure to credit loss in the event of non-performance by the franchisees, totaled $15,659,000 as of December 31, 2001, including $4,947,000 related to franchisee financing and $10,712,000 related to store and real estate leases.

Most of the guarantees related to franchisee financing and leases extend for more than five years and expire in decreasing amounts through 2009. The credit risk associated with these guarantees is essentially the same as that involved in extending loans to the franchisees. Big O evaluates each franchisee's creditworthiness and requires that sufficient collateral (primarily inventories and equipment) and security interests be obtained by the third party lenders or lessors, before the guarantees are issued. There are no cash requirements associated with the guarantees, except in the event that an actual financial loss is subsequently incurred due to non-performance by the franchisees.

13. SEGMENT INFORMATION

The Company is principally engaged in the marketing and distribution of tires in the automotive replacement market and has two operating segments: retail and wholesale. During 2001, the Company's management redefined the composition of these two segments to better monitor and assess their respective operating performance. The retail segment now includes the franchised retail tire business conducted by Big O Tires, Inc., as well as the operation of retail tire and service centers by Tire Kingdom, which was acquired by the Company in June 2000. Both of these retail systems have similar marketing concepts, distribution methods and customers and are evaluated using similar operating measurements. The wholesale segment markets and distributes the Company's proprietary brands of tires, as well as other tires and related products, on a wholesale basis to distributors who resell to or operate independent tire dealers.

Accounting policies of both the retail and wholesale segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of its two segments based on earnings before interest, taxes, depreciation, amortization and any special items (Operational EBITDA). Special items considered in the determination of Operational EBITDA included the $720,000 pension plan termination charge in 2001, a $1,233,000 charge in 2000 for management restructuring, charges totaling $5,954,000 in 1999 for the write-off of an uncollectible note receivable and the relocation of certain distribution facilities, and a gain of $2,618,000 in 1999 related to the sale of a distribution center. Segment information for the three years ended December 31, 2001, 2000 and 1999 is as follows *(in thousands)*:

	Retail	Wholesale	Total
Year ended December 31, 2001			
Total assets	**$221,104**	**$241,856**	**$ 462,960**
Operating results —			
Net sales to external customers	**445,746**	**563,532**	**1,009,278**
Inter-segment net sales	**—**	**159,020**	**159,020**
Operational EBITDA	**32,810**	**28,055**	**60,865**
Year ended December 31, 2000			
Total assets	$ 207,400	$ 244,167	$ 451,567
Operating results —			
Net sales to external customers	317,844	584,896	902,740
Inter-segment net sales	—	121,627	121,627
Operational EBITDA	24,602	30,087	54,689
Year ended December 31, 1999			
Total assets	$ 128,551	$ 220,132	$ 348,683
Operating results —			
Net sales to external customers	174,274	568,776	743,050
Inter-segment net sales	-	105,562	105,562
Operational EBITDA	17,936	30,074	48,010

14. PROVISION FOR DOUBTFUL ACCOUNTS AND NOTES

In 1999, the Company's provision for doubtful accounts and notes included $4,589,000 associated with the write-off of a note receivable from a former distributor. The Company had held written guarantees from the distributor's former owners and had filed suit in 1989 to recover under such guarantees. The lawsuit was tried and a jury verdict was reached in July 1999 in favor of the distributor's former owners, which resulted in the charge to earnings by the Company.

15. LEGAL PROCEEDINGS

The Company is involved in various legal proceedings which are routine to the conduct of its business. The Company does not believe that any such routine litigation will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Report of Independent Accountants

To the Board of Directors and Stockholders of
TBC Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of TBC Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 8, 2002
Memphis, Tennessee

Directors and Corporate Officers

DIRECTORS

Marvin E. Bruce[1][3]
Chairman
(Director since 1972)

Lawrence C. Day
President and Chief Executive Officer
(Director since 1998)

Robert H. Dunlap[1]
Chairman of Dunlap & Kyle Co., Inc.,
wholesale automotive products
(Director since 1970)

Charles A. Ledsinger[2]
President and Chief Executive Officer
of Choice Hotels International, Inc., lodging
(Director since 1996)

William J. McCarthy[2]
Executive Vice President,
Retired, of Ogilvy & Mather, advertising
(Director since 2000)

Richard A. McStay[1][2][3]
President, Retired, of
Southern Capital Advisors, Inc.
(Director since 1983)

Donald Ratajczak[2]
Chairman and Chief Executive Officer
of BrainWorks Ventures, Inc.,
investment and advisory services
(Director since 2000)

Robert R. Schoeberl[1][3]
Executive Vice President, Retired,
of Montgomery Ward & Company
(Director since 1995)

Raymond E. Schultz[2]
Chairman and Chief Executive Officer,
Retired, of Promus Hotel Corporation
(Director since 1998)

Director Emeritus
Robert E. Carroll, Jr.
President, Retired, of Carroll's, Inc.

(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Member of Nominating Committee

CORPORATE OFFICERS

Lawrence C. Day
President and Chief Executive Officer

Thomas W. Garvey
Executive Vice President, Chief Financial Officer
and Treasurer

John B. Adams
President of Big O Tires, Inc.

William J. Baker II
President of Carroll's, Inc.

Kenneth P. Dick
President of TBC Private Brands Division

Orland Wolford
President and Chief Executive Officer of
Tire Kingdom, Inc.

J. Glen Gravatt
Senior Vice President Marketing
and Product Procurement

Larry D. Coley
Vice President, Corporate Controller and
Assistant Secretary

Andrew C. Dudash
Vice President Logistics

James G. Meeks
Vice President Information Technology

William M. Potts
Vice President Human Resources

Timothy J. Miller
Assistant Treasurer

Sharen S. Neuhardt
Secretary

Stockholder Information

CORPORATE ADDRESS
4770 Hickory Hill Road
Post Office Box 18342
Memphis, TN 38181-0342
(901) 363-8030

REGISTRAR AND TRANSFER AGENT
EquiServe Trust Company, N.A.
150 Royall Street
Canton, MA 02021

Inquiries regarding stock transfers, lost certificates or address changes should be directed to EquiServe Trust Company at the above address.

AUDITORS
PricewaterhouseCoopers, LLP
Memphis, Tennessee

LEGAL COUNSEL
Thompson Hine LLP
Dayton, Ohio

FORM 10-K AND QUARTERLY REPORTS/INVESTOR CONTACT
The Form 10-K Annual Report of TBC Corporation, as filed with the Securities and Exchange Commission, is available without charge to stockholders upon written request. Stockholders may also obtain copies of the corporate news releases issued in conjunction with the Company's quarterly results. Requests for this material and other investor contacts should be directed to Thomas W. Garvey, Executive Vice President and Chief Financial Officer, at the corporate address.

ANNUAL MEETING
TBC's annual meeting of stockholders will be held at 9:30 a.m., local time, on April 24, 2002 at the Company's executive offices in Memphis, TN. Stockholders of record as of March 4, 2002, will be entitled to vote at this meeting.

TRADE AND SERVICE MARKS
Multi-Mile®, Cordovan®, Sigma®, Big O®, Tire Kingdom®, Grand Prix®, Grand Am™, Grand Spirit®, Wild Spirit®, Wild Country®, Wild Trac®, Supreme™, Stampede®, Aqua Flow®, Power King®, Harvest King®, Big Foot®, Legacy®, Prestige®, Sun Valley® and TBC OnLine© are trade and service marks owned by TBC Corporation.

NASDAQ SYMBOL
The Company's common stock is traded on The Nasdaq Stock Market (National Market) under the symbol TBCC.

MARKET PRICES AND DIVIDEND INFORMATION
The prices in the table below represent the high and low sales prices for TBC Corporation common stock as reported by the Nasdaq National Market. No cash dividends have been declared. As of December 31, 2001, TBC Corporation had approximately 3,600 stockholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listings.

	2001	
	High	Low
First Quarter	**$ 7.38**	**$ 4.63**
Second Quarter	**9.75**	**5.54**
Third Quarter	**11.94**	**8.15**
Fourth Quarter	**13.50**	**8.53**
For the Year	**13.50**	**4.63**

	2000	
	High	Low
First Quarter	$ 6.38	$ 4.56
Second Quarter	6.25	4.50
Third Quarter	6.25	4.25
Fourth Quarter	5.00	3.88
For the Year	6.38	3.88

TBC Corporation
4770 Hickory Hill Road
Post Office Box 18342
Memphis, TN 38181-0342
(901) 363-8030
www.tbccorp.com